UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-38397

Farmmi, Inc.
(Registrant’s name)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒     Form 40-F ☐

Explanatory Note:

On June 29, 2026, Farmmi, Inc. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp., as the sole underwriter (“Aegis”, or the “Underwriter”), pursuant to which the Company agreed to issue and sell to the Underwriter, in a underwritten public shelf takedown offering (the “Offering”), an aggregate of 7,000,000 Class A ordinary shares (the “Ordinary Shares”) and pre-funded warrants to purchase 5,000,000 Ordinary Shares (the “Pre-Funded Warrant”). Gross proceeds to the Company were approximately $3.0 million, before deducting underwriting fees and other offering expenses payable by the Company. The offering closed on June 30, 2026.

The public offering price per Ordinary Share was $0.25 and $0.24999 for each Pre-Funded Warrant, which is equal to the offering price per Ordinary Share sold in the offering minus an exercise price of $0.00001 per Pre-Funded Warrant. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until exercised in full. For each Pre-Funded Warrant sold in the offering, the number of Ordinary Shares in the offering was decreased on a one-for-one basis.

At the option of the Underwriter, the Company agreed, subject to the terms and conditions of the Underwriting Agreement, to issue and sell up to an aggregate of 1,800,000 additional Ordinary Shares, representing fifteen percent (15.0%) of the aggregate number of Ordinary Shares sold in the Offering, solely to cover over-allotments, if any. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

The Shares were offered pursuant to a prospectus supplement to the Company’s effective shelf registration statement on Form F-3 (File No. 333-280348), including the base prospectus contained therein, which was filed with the Securities and Exchange Commission (the “Commission”) on June 18, 2024 and was declared effective by the Commission on June 27, 2024.

The foregoing descriptions of the transaction agreements do not purport to be complete and is qualified in their entirety by reference to the full text of the Underwriting Agreement and the Pre-Funded Warrant, a copy of which are filed as Exhibits 10.1 and 10.2 hereto and are incorporated herein by reference. A copy of the opinion of Campbells LLP, as legal counsel to the Company relating to the legality of the issuance and sale of the securities in the Offering, is filed as Exhibit 5.1 hereto.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-280348) and into the prospectus or prospectus supplement outstanding under the foregoing registration statement, to the extent not superseded by documents or report subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Company issued press releases announcing the pricing and closing of the Offering on June 29, 2026 and June 30, 2026, respectively. Copies of the press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

5.1	Opinion of Campbells LLP
10.1	Form of Underwriting Agreement, dated June 29, 2026 by and between Farmmi, Inc. and the Underwriter
10.2	Form of Pre-Funded Warrant
23.1	Consent of Campbells LLP (included in the opinion filed as Exhibit 5.1)
99.1	Press release titled “Farmmi, Inc. Announces Pricing of $3.0 Million Underwritten Public Offering,” dated June 29, 2026.
99.2	Press release titled “Farmmi, Inc. Announces Closing of $3.0 Million Underwritten Public Offering,” dated June 30, 2026.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

Date: July 6, 2026	By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer

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